

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. YongMing Feng
Chief Executive Officer
USA Therapy, Inc.
Xiangdong Road, Shangsong Village
Baoji City, Fufeng County
Shaanxi Province, the People's Republic of China 722205

> **Re:** **USA Therapy, Inc.**
> **Form 8-K filed August 12, 2010**
> **File No. 1-34771**

Dear Mr. Feng:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

William H. Demarest
Staff Accountant